Filed Pursuant to Rule 424(b)(5)

Registration No. 333-181576

Prospectus Supplement

(To Prospectus Supplement Dated March 26, 2015 and Prospectus Dated March 26, 2015)

Rights Offering for Ordinary Shares

Telefónica, S.A.

We distributed to holders of our existing ordinary shares rights to subscribe for an aggregate of 281,213,184 of our ordinary shares, par value 1.00 euros per share (the “New Shares”). Each ordinary share held of record as of 11:59 p.m. (Madrid, Spain time) on March 27, 2015 entitled its holder to one right to subscribe for New Shares. Sixteen rights were required to subscribe for one New Share at a subscription price of €10.84 per share (the “Subscription Price”). A holder of rights that exercised all of its rights was also able to apply during the Preemptive Subscription Period (as defined below) to subscribe at the Subscription Price for additional New Shares that were not subscribed for pursuant to the exercise of rights (the “Additional Shares”). We accepted subscription for whole ordinary shares only. The subscription period for the rights commenced on March 28, 2015 and expired at the close of business in Madrid, Spain on April 12, 2015 (the “Preemptive Subscription Period”).

Holders of American Depositary Shares, or ADSs, each representing one ordinary share, did not receive rights to subscribe for new ADSs. The rights with respect to ordinary shares represented by ADSs were issued to Citibank, N.A., as depositary (the “Depositary”). At the instruction of holders, a total of 531,757 ADSs were cancelled during the period from March 28, 2015 until March 31, 2015, and the shares and the rights underlying such ADSs were delivered upon the instruction of the cancelling holders. The Depositary has sold the remainder of the rights it received on behalf of ADS holders and will distribute the net cash proceeds, after accounting for the Depositary’s fees and expenses and applicable taxes, pro rata to the remaining holders of ADSs as of a record date determined by the Depositary.

Pursuant to an underwriting agreement that we entered into with the underwriters listed in “Underwriting” in the prospectus supplement dated March 26, 2015 (the “Underwriters”), the Underwriters severally agreed to procure, during a period starting at 5:45 p.m. (Madrid, Spain time) on the fourth trading day following the end of the Preemptive Subscription Period and ending by no later than 9:00 a.m. (Madrid, Spain time) on the following trading day (the “Discretionary Shares Allocation Period”), certain institutional investors to subscribe for any New Shares that were not subscribed for after expiration of the rights (the “Discretionary Shares”). The Underwriters also severally agreed to subscribe and pay, in their own name and on their own behalf in proportion to their respective underwriting commitments, at the Subscription Price, any Discretionary Shares that were not subscribed for at the end of the Discretionary Shares Allocation Period or, in the event that Banco Bilbao Vizcaya Argentaria, S.A., Banco Santander, S.A., CaixaBank, S.A., J.P. Morgan Securities plc., Morgan Stanley & Co. International plc. and UBS Limited jointly with the Company shall have determined not to commence the Discretionary Shares Allocation Period, all of the Discretionary Shares.

The results of the offering are set forth below:

•	278,829,780 New Shares were subscribed for by the holders of rights during the Preemptive Subscription Period;

•	771,422,480 Additional Shares were applied for by the holders of rights during the Preemptive Subscription Period, of which 2,383,404 Additional Shares were allocated pro-rata and subscribed for on April 16, 2015; and

•	because all the New Shares were fully subscribed for during the Preemptive Subscription Period and as a result of applications to subscribe for Additional Shares, the Discretionary Shares Allocation Period was not commenced.

Investing in our ordinary shares involves risks. See “Risk Factors” beginning on page S-15 of the prospectus supplement dated March 26, 2015 and page 4 of the prospectus dated March 26, 2015, as well as in the documents incorporated by reference in the prospectus supplement dated March 26, 2015 and the prospectus dated March 26, 2015.

Neither the U.S. Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus supplement, the prospectus supplement dated March 26, 2015 or the prospectus dated March 26, 2015. Any representation to the contrary is a criminal offense.

This prospectus supplement, the prospectus supplement dated March 26, 2015 and the prospectus dated March 26, 2015 may be used in connection with the offering.

Joint Global Coordinators and Joint Bookrunners

Banco Santander	BBVA	CaixaBank	J.P. Morgan	Morgan Stanley	UBS Investment Bank

Joint Bookrunners

BofA Merrill Lynch	Barclays	BNP PARIBAS	Citigroup	HSBC	Société Générale Corporate & Investment Banking

Co-Lead Managers

Banca IMI	Banco Sabadell	COMMERZBANK	Crédit Agricole CIB	Credit Suisse	Fidentiis Equities	MUFG	Nomura	UniCredit Bank

The date of this prospectus supplement is April 17, 2015.

Ordinary Share Price

In April 2015 (through April 16), the highest closing price per ordinary share as reported on the Automated Quotation System was €13.720 and the lowest closing price per ordinary share was €13.110.

Listing

We expect that the New Shares will be listed on each of the Spanish Stock Exchanges and quoted on the Automated Quotation System. The first trading day is expected to be April 22, 2015.

Underwriters’ Activities

During the Preemptive Subscription Period, no securities were purchased by the Underwriters in stabilizing transactions. Other than in transactions on behalf of their clients, during the Preemptive Subscription Period:

•	the Underwriters purchased 387,590,554 rights to subscribe for New Shares and sold 319,000,404 rights to subscribe for New Shares in the open market;

•	the Underwriters exercised 669,264,944 rights to subscribe for New Shares, yielding 41,829,059 New Shares;

•	the Underwriters purchased 86,525,908 ordinary shares in the open market at prices ranging from €12.86 to €13.63; and

•	the Underwriters sold 151,935,813 ordinary shares in the open market at prices ranging from €12.86 to €13.68.